[Letterhead of Wachtell, Lipton, Rosen & Katz]

January 14, 2015

VIA EDGAR

Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alcoa Inc.
Registration Statement on Form S-3
Filed December 18, 2014
File No. 333-201055

Dear Ms. Long:

On behalf of our client, Alcoa Inc. (“Alcoa”), we are providing Alcoa’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated January 7, 2015, with respect to the above-referenced filing.

This letter and Amendment No. 1 (“Amendment No. 1”) to Alcoa’s Registration Statement on Form S-3 (File No. 333-201055) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with a copy of Amendment No. 1 marked to indicate changes from the version filed on December 18, 2014.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

W/2438498

Wachtell, Lipton, Rosen & Katz

Pamela Long

U.S. Securities and Exchange Commission

January 14, 2015

Plan of Distribution, page 16

1.	We note disclosure in the last paragraph on page 16 that the selling shareholder has informed you that it is not a broker-dealer or affiliate thereof and would not otherwise be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. Although we would not ask that the selling shareholder be identified as an underwriter in this instance, we believe it is inappropriate to affirmatively disclaim underwriter status. Note that we would not object to disclosure stating, if true, that the selling shareholder did not purchase the shares with a view toward distribution. Please revise accordingly.

Response: In response to the Staff’s comment, Alcoa has removed the above-referenced disclosure from Amendment No. 1.

*        *        *

We hope the foregoing has been responsive to the Staff’s comment. If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1117 or by email at RCChen@wlrk.com.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Ronald C. Chen

Ronald C. Chen

cc:	Brenda A. Hart, Alcoa Inc.
Margaret S. Lam, Alcoa Inc.
Karessa L. Cain, Wachtell, Lipton, Rosen & Katz